[WELLS FARGO LETTERHEAD]

May 3, 1999


CONFIDENTIAL
------------

URS Corporation
100 California Street
San Francisco, CA  94111

Attention:  Mr. Kent P. Ainsworth
            Executive Vice President and Chief Financial Officer

            Re:  Senior Facilities for Acquisition of Dames & Moore Group
                 --------------------------------------------------------

Ladies and Gentlemen:

     You have advised us that URS Corporation (the "Company") would like to have $550,000,000 available for the purpose of acquiring (the "Acquisition") all of the outstanding capital stock (the "Shares") of Dames & Moore Group ("DMG"). We understand that the Acquisition will be accomplished through a tender offer (the "DMG Tender Offer") by a wholly-owned subsidiary of the Company ("Merger Sub") for up to 100% of the Shares at a price not to exceed $16 per Share followed by a merger (the "Merger") of Merger Sub with and into DMG in which DMG will be the surviving corporation. We further understand that in the Merger any Shares not tendered in the DMG Tender Offer will be converted into the right to receive the same amount of cash paid in the DMG Tender Offer. The aggregate purchase price of the Shares shall not exceed $305,000,000. We also understand that the DMG Tender Offer will be conditioned on, among other things, the tender and purchase of at least that number of Shares (the "Minimum Shares") required to permit Merger Sub to cause the Merger to occur as set forth in the Agreement and Plan of Merger dated May 5, 1999 among the Company, Merger Sub and DMG (said agreement, in the form delivered to Wells Fargo on the date hereof, the "Merger Agreement"). Upon the consummation of the Merger, DMG will be wholly-owned by the Company.

     Wells Fargo Bank, National Association ("Wells Fargo") is pleased to commit $550,000,000 of senior bank credit facilities described in Annex A attached hereto. Such senior bank credit facilities will consist of three term loan facilities, one in the amount of $250,000,000 ("Term Loan A"), another in the amount of $100,000,000 ("Term Loan B") and another in the amount of $100,000,000 ("Term Loan C" and, together with Term Loan A and Term Loan B, the "Term Loans"), and a revolving credit facility of $100,000,000 with a sublimit for letters of credit to be agreed upon (the "Revolving Credit Facility" and, together with the Term Loans, the "Senior Facilities"). Wells Fargo intends to arrange for other financial institutions and "accredited investors" (as defined in the SEC regulations; each such entity, including Wells Fargo, being a "Lender" and, collectively, the "Lenders") to provide a portion of the Senior Facilities. We are also pleased to advise you of our willingness to act as Arranger and

Administrative Agent for the Senior Facilities. No additional agents for the Senior Facilities will be appointed without the prior approval of the Company and Wells Fargo.

     You have advised us that the proceeds of the Term Loans, up to $25,000,000 of the Revolving Credit Facility and a portion of the letter of credit sublimit of the Revolving Credit Facility (to be determined), together with (i) not less than $100,000,000 in cash preferred equity contributions to the Company by RCBA Strategic Partners, L.P. ("RCBA") and/or its affiliates pursuant to that certain Securities Purchase Agreement dated May 5, 1999 between the Company and RCBA (said agreement, in the form delivered to Wells Fargo on the date hereof, the "RCBA Agreement") and (ii) the proceeds of not less than $200,000,000 of subordinated bridge financing (the "Bridge Financing"; which term shall include the Rollover Notes described in the MS & Co. Letter (as defined below)) made available to the Company pursuant to that certain letter dated May 3, 1999 between the Company and Morgan Stanley & Co. Incorporated (said letter, in the form delivered to Wells Fargo on the date hereof, the "MS & Co. Letter") or, in lieu thereof, the proceeds of not less than $200,000,000 of new senior subordinated debt securities of Company (the "Permanent Financing"), will be used to (a) pay the consideration for the Shares, (b) refinance existing senior indebtedness of the Company and DMG in an aggregate maximum amount of not more than $450,000,000, and (c) pay fees and expenses in connection with the Acquisition and the related financings in an aggregate maximum amount of approximately $40,000,000. You have further advised us that the Revolving Credit Facility will also be used to provide for the working capital requirements and other corporate purposes of the Company and its subsidiaries.

     You agree to use your best efforts to assist Wells Fargo in forming the syndicate and ensure a syndication satisfactory to us. This assistance will be accomplished by a variety of means, including, but not limited to, direct contact prior to completion of the syndication between your senior management and prospective Lenders. You further agree to refrain from any activity in the bank loan syndication market, other than with respect to the Senior Facilities, for a period from the date you sign this letter until the Senior Facilities are closed and funded unless otherwise agreed to by Wells Fargo. Wells Fargo shall be entitled, after consultation with you, to change the structure, terms, tranching, pricing or amounts of any or all of the facilities comprising the Senior Facilities (so long as the aggregate amount of the Senior Facilities is not reduced) as set forth in Annex A if Wells Fargo determines that such changes are necessary in order to ensure a successful syndication. The agreement in this paragraph shall survive the closing of the Senior Facilities until a successful syndication of all of the Senior Facilities has occurred.

     We have reviewed certain historical and pro forma financial statements of the Company and DMG and their respective subsidiaries and have met with representatives of and members of the management of the Company and DMG regarding the transactions contemplated hereby. In the event that any information previously disclosed to us is inaccurate, incomplete or misleading in any material respect, or any new information or additional developments concerning previously disclosed information is disclosed to us which has or is likely to have (in our reasonable judgment) a material adverse effect on the business, operations, properties, assets, liabilities, financial condition or prospects of the Company and its subsidiaries, taken as a whole, or DMG and its subsidiaries, taken as a whole, we may, in our sole discretion, suggest alternative structures, terms, tranching, pricing or amounts of any or all of the facilities comprising the Senior Facilities that ensure adequate protection for the Lenders or decline to participate in the proposed financing. In addition, Wells Fargo's commitment is subject to the accuracy and completeness of the Information (as defined below) and the absence of any adverse change in the Projections (as defined below) delivered to Wells Fargo on the date hereof, our satisfaction with the structure of the Acquisition (the structure of the Acquisition described in the Merger Agreement is hereby deemed satisfactory), and the satisfaction of the conditions set forth in Annex A which are to be set forth in the definitive documentation relating to the Senior Facilities.

     The Company hereby represents that, based on its review and analysis, to its knowledge (i) all information, other than Projections, which has been or is hereafter made available to Wells Fargo or the other Lenders by the Company or DMG or any of its representatives in connection with the transactions contemplated hereby (the "Information"), as supplemented as contemplated by the next sentence, is (or will be, in the case of Information made available after the date hereof) complete and correct in all material respects and does not (or will not, as the case may be) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading in light of the circumstances under which such statements were or are made, and (ii) all financial projections concerning the Company and DMG or any of their respective subsidiaries that have been or are hereafter made available to Wells Fargo or the other Lenders by the Company, DMG or any of their representatives in connection with the transactions contemplated hereby (the "Projections") have been (or will be, in the case of Projections made available after the date hereof) prepared in good faith based upon reasonable assumptions (it being understood that the Projections are subject to significant uncertainties and contingencies many of which are beyond the control of the Company and that no assurance can be given that the Projections will be realized). The Company agrees to supplement the Information and the Projections prior to the closing date so that the representation and warranty in the preceding sentence is correct on the closing date. In arranging and syndicating the Senior Facilities, Wells Fargo will be using and relying on the Information and the Projections without independent verification thereof. The representations and covenants contained in this paragraph shall remain effective until a definitive financing agreement is executed and thereafter the disclosure representations contained herein shall be superseded by those contained in such definitive financing agreement.

     The Company shall pay the reasonable costs and expenses (including the reasonable fees and expenses of counsel to Wells Fargo, reasonable professional fees of consultants and other experts and reasonable out-of-pocket expenses of Wells Fargo, including, without limitation, syndication expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements and the syndication of the Senior Facilities. The Company further agrees to indemnify and hold harmless each of the Lenders (including Wells Fargo) and each director, officer, employee, agent, attorney and affiliate thereof (each an "indemnified person") from and against any losses, claims, damages, liabilities or other expenses to which a Lender or such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the actions of the Company, DMG or any of their respective affiliates in connection with the Acquisition, any of the statements contained in this letter or relating to the extension of the financing contemplated by this letter, or any use or intended use of the proceeds of any of the loans and other extensions of credit contemplated by this letter, and to reimburse each of the Lenders and each indemnified person for any reasonable legal or other expenses incurred in connection with investigating, defending or participating in any such investigation, litigation or other proceeding (whether or not any such investigation, litigation or other proceeding involves claims made between the Company or any third party and such Lender or any such indemnified person, and whether or not such Lender or any such indemnified person is a party to any investigation, litigation or proceeding out of which any such expenses arise); provided, however, that the indemnity contained herein shall not apply to the
--------  -------
extent that such losses, claims, damages, liabilities or other expenses result from the bad faith, gross negligence or willful misconduct of such Lender or indemnified person. The obligations to pay reasonable fees, costs and expenses, to indemnify each Lender and such indemnified persons and to pay such legal and other expenses shall remain effective until the initial funding under a definitive financing agreement and thereafter the indemnification and expense reimbursement obligations contained herein shall be superseded by those contained in such definitive financing agreement. Neither Wells Fargo nor any other Lender shall be responsible or liable to any other party or any other person for consequential damages which may be alleged as a result of this letter. The foregoing provisions of this paragraph shall be in addition to any rights that any Lender or any indemnified person may have at common law or otherwise.

     This letter is confidential and shall not be disclosed by you to any person other than your accountants, attorneys and other advisors, and to Merger Sub, the other subsidiaries of the Company, DMG and its subsidiaries, RCBA, Morgan Stanley Dean Witter, the Securities and Exchange Commission, other parties or participants referenced in this letter or that are parties to the transactions contemplated hereby, and their respective accountants, attorneys and other advisors, and as appropriate in connection with any offering memorandum, proxy statement, rights book, or other similar document, and then, except with respect to public filings, only on a confidential basis and in connection with the Acquisition and the related transactions contemplated herein. Additionally, you may make such disclosures of this letter as are required by law or judicial process or as may be required or appropriate in response to any summons or subpoena or in connection with any litigation; provided that you will use your
                                               --------
best efforts to notify us of any such disclosure prior to making such disclosure.

     Our offer will terminate on May 7, 1999, unless on or before that date you sign and return an enclosed counterpart of this letter together with an executed copy of the accompanying letter concerning certain fee arrangements. The Senior Facilities referred to herein shall in no event be available unless the DMG Tender Offer has been consummated on or prior to September 30, 1999.

     This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York. This letter agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

     We appreciate having been given the opportunity by you to be involved in this transaction.

                                 Very truly yours,

                                 WELLS FARGO BANK, NATIONAL ASSOCIATION

                                 By: /s/ Peter Gruebele
                                     ----------------------------------
                                 Name:  Peter Gruebele
                                 Title:  Vice President

AGREED AND ACCEPTED
this 5th day of May, 1999.

URS CORPORATION

By: /s/ Kent Ainsworth
    ---------------------------
Name:  Kent P. Ainsworth
Title: Executive Vice President and Chief Financial Officer

                                   EXHIBIT A

                                URS CORPORATION
                 $550,000,000 SENIOR SECURED CREDIT FACILITIES
                        SUMMARY OF TERMS AND CONDITIONS

  All terms defined in the financing letter to which this Summary of Terms is attached and not otherwise defined herein shall have the same meaning when used herein.


BORROWER:                     URS Corporation ("Borrower").

GUARANTORS:                   All direct and indirect domestic subsidiaries of
                              Borrower having $250,000 (or such higher figure as may be agreed to by Agent and Borrower) or more in income.

FACILITIES:                   A $100,000,000 senior secured revolving credit
                              facility ("Revolver"). A portion of the Revolver will be available as a subfacility for standby and commercial letters of credit and a portion of the Revolver will be available as a subfacility for loans denominated and payable in Sterling.

                              A $250,000,000 senior secured term loan ("Term Loan A").

                              A $100,000,000 senior secured term loan ("Term Loan B").

                              A $100,000,000 senior secured term loan ("Term Loan C" and, together with Term Loan A and Term Loan B, the "Term Loans").

AGENT AND
ARRANGER:                     Wells Fargo Bank, National Association ("Wells
                              Fargo").

LENDERS: Wells Fargo and a group of financial institutions and other accredited investors mutually acceptable to Borrower and Wells Fargo.

MATURITY:                     Revolver:  Six years from the date of the
                              satisfaction of the conditions precedent set forth below (the "Closing Date").

                              Term Loan A:  Six years from the Closing Date.

                              Term Loan B:  Seven years from the Closing Date.

                              Term Loan C:  Eight years from the Closing Date.

AMORTIZATION:                 The Term Loans will be payable in quarterly
                              principal installments, beginning with the first full fiscal quarter following the Closing Date, according to the following grid:

                           YEAR       TERM LOAN A         TERM LOAN B       TERM LOAN C
                          -------------------------------------------------------------------
                           1                5%           1% of initial      1% of initial
                                                         commitment         commitment
                          -------------------------------------------------------------------
                           2                0%           1% of initial      1% of initial
                                                         commitment         commitment
                          -------------------------------------------------------------------
                           3                5%           1% of initial      1% of initial
                                                         commitment         commitment
                          -------------------------------------------------------------------
                           4                0%           1% of initial      1% of initial
                                                         commitment         commitment
                          -------------------------------------------------------------------
                           5                5%           1% of initial      1% of initial
                                                         commitment         commitment
                          -------------------------------------------------------------------
                           6                5%           1% of initial      1% of initial
                                                         commitment         commitment
                          -------------------------------------------------------------------
                           7                             Remaining          1% of initial
                                                         principal          commitment
                          -------------------------------------------------------------------
                           8                                                Remaining
                                                                            principal
                          -------------------------------------------------------------------

                              Any outstanding loans under the Revolver will be payable, and all letters of credit will expire, on the sixth anniversary of the Closing Date.

PURPOSE: The proceeds of the Term Loans, up to $25,000,000 of the Revolver and a portion of the letter of credit sublimit of the Revolver (to be determined), together with (i) not less than $100,000,000 in cash preferred equity contributions to Borrower by RCBA Strategic Partners, L.P. ("RCBA") and/or its affiliates and
                              (ii) the proceeds of not less than $200,000,000 of the Bridge Financing or the Permanent Financing, will be made available on the Closing Date and shall be used to (a) pay the consideration for the Shares pursuant to the DMG

                              Tender Offer and the Merger, including any appraisal rights (the "Acquisition Consideration"), in an aggregate maximum amount of approximately $305,00,000, (b) refinance existing senior indebtedness of Borrower and DMG in an aggregate maximum amount of not more than $450,000,000, and (c) pay fees and expenses in connection with the Acquisition and the related financings in an aggregate maximum amount of approximately $40,000,000.

                              A portion of Term Loan A (such portion being the "Delayed-Draw Term Loan") will be available on a delayed-draw basis, for a period not to exceed 180 days after the Closing Date to pay that portion of the Acquisition Consideration that becomes due and payable upon the consummation of the Merger.

                              The Revolver will also be available for the working capital requirements and general corporate purposes of Borrower and its subsidiaries, for the payment of amounts required to be paid to dissenting shareholders and, subject to a sublimit to be agreed upon, to issue commercial letters of credit and standby letters of credit to support workers' compensation contingencies and for other corporate purposes to be agreed upon. During the period from the Closing Date to the consummation of the Merger, outstanding loans under the Revolver will not exceed the sum of (i) the principal amount of the Revolver used to purchase shares on the Closing Date, (ii) $25,000,000, and
                              (iii) letters of credit (in an amount to be determined).

INTEREST RATES:               Borrower will have the following initial pricing
                              options:

                              Term Loan A -  Base Rate plus 1.75%
                                             LIBOR plus 2.75%

                              Term Loan B -  Base Rate plus 2.25%
                                             LIBOR plus 3.25%

                              Term Loan C   Base Rate plus 2.50%
                                            LIBOR plus 3.50%

                              Revolver -  Base Rate plus 1.75%
                                          LIBOR plus 2.75%
                                          Adjusted Domestic
                                          Sterling Rate plus 2.75%

                              Effective with the receipt of financial statements for the fiscal quarter ending twelve months after the Closing Date, interest rate margins shall be determined based upon the ratio of Funded Debt to four-quarter trailing pro-forma EBITDA according to a grid to be agreed upon.

                              Base Rate on any day means the higher of (i) the Prime Rate in effect on that day, and (ii) the Federal Funds Rate in effect on that day as announced by the Federal Reserve Bank of New York, plus 0.50%.

                              Prime Rate means at any time the rate of interest most recently announced within Wells Fargo at its principal office in San Francisco as its Prime Rate, with the understanding that Wells Fargo's Prime Rate is one of its base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Wells Fargo may designate. Each change in the Prime Rate will be effective on the day the change is announced within Wells Fargo.

                              LIBOR for an interest period means the average of the rate of interest at which deposits (approximately equal to the amount of the requested loan and for the same term as the interest period) are offered to Agent in the London interbank Eurodollar market for delivery on the first day of the interest period, rounded upwards if necessary to the next higher 1/16%, as adjusted for reserve requirements.

                              Adjusted Sterling Rate for an interest period means the rate per annum displayed by Reuters at which Sterling is offered to Agent in the London interbank market as determined by the British Bankers' Association rounded upwards if necessary to the next higher 1/16%.

                              Interest on Base Rate loans will be payable quarterly. Interest on LIBOR and Sterling loans will be payable at the end of each interest period selected by Borrower (one, two, three or six months), and at the end of three months in the case of a six-month interest period. Interest on all loans will also be payable upon their conversion to another pricing option, prepayment and maturity.

                              All interest on Base Rate Loans will be computed on the basis of actual days elapsed in a 365/366-day year and all other interest will be computed on the basis of actual days elapsed in a 360-day year.

INTEREST RATE
PROTECTION:                   Borrower will enter into interest rate protection
                              agreements satisfactory to Agent within 90 days after the Closing Date, such that the effective interest rate on at least 50% of the Term Loans is fixed for the lesser of three years or the extinguishment of the Term Loans.

COMMITMENT FEE:               Initially, 0.50% per annum on the unused portion
                              of the Revolver and the Delayed Draw Term Loan, payable quarterly in arrears and accruing from the Closing Date. Effective with the receipt of financial statements for the fiscal quarter ending twelve months after the Closing Date, the commitment fee shall be determined based upon the ratio of Funded Debt to four-quarter trailing pro-forma EBITDA according to a grid to be agreed upon.

                              All fees will be computed on the basis of actual days elapsed in a 365/366-day year.

SECURITY:                     The Senior Facilities will be secured by a first
                              priority, perfected security interest in all existing and after-acquired personal property of Borrower (including 100% of the stock of all domestic subsidiaries of Borrower having $250,000
                              (or such higher figure as may be agreed to by Agent and Borrower) or more in income and 65% of the stock of all foreign subsidiaries of Borrower having $250,000 (or such higher figure as may be agreed to by Agent and Borrower) or more in income unless the pledge of the stock of any such foreign subsidiary is reasonably likely to create adverse tax consequences) and all after-acquired material fee interests in real property of Borrower. A negative pledge will apply to all other assets, subject to agreed upon exceptions.

                              Each guaranty of a domestic subsidiary will be secured by a first priority, perfected security interest in all existing and after-acquired personal property of such subsidiary (including 100% of the stock of all its domestic subsidiaries having $250,000 (or such higher figure as may be agreed to by Agent and Borrower) or more in income and 65% of the stock of all its foreign subsidiaries having $250,000 (or such higher figure as may be agreed to by Agent and Borrower) or more in income unless the pledge of the stock of any such foreign subsidiary is reasonably likely to create adverse tax consequences) and all after-acquired material fee interests in real property of such subsidiary. A negative pledge will apply to all other assets, subject to agreed upon exceptions. Intercompany debt of guarantors shall be evidenced by notes which are subordinated to the Senior Facilities and pledged to Lenders.

                              During the period from the Closing Date to the consummation of the Merger, the Senior Facilities will be secured by a first priority, perfected security interest in 100% of the stock of Merger Sub and, to the extent permitted by applicable law, including margin regulations, the stock of DMG acquired in the DMG Tender Offer. In addition, during such period the Senior Facilities will be secured by a first priority, perfected security interest in the promissory note executed by DMG in favor of Borrower and an assignment of the collateral securing such note.

NOTICES OF
BORROWING:                    Similar to existing credit agreement.

MINIMUM BORROWING:            Similar to existing credit agreement.

COMMITMENT REDUCTION
OR CANCELLATION:              Similar to existing credit agreement.

OPTIONAL PREPAYMENT:          Similar to existing credit agreement.

REQUIRED PREPAYMENT
FROM EXCESS CASH FLOW:        Borrower will prepay a portion of the Term Loans
                              within 105 days after the end of each fiscal year in an amount equal to (i) 50% of its Excess Cash
                              Flow for any Fiscal Year for which the Leverage
                              Ratio is less than 4.0x and (ii) 75% of its Excess
                              Cash Flow for any other fiscal year.

                              Excess Cash Flow shall be defined as EBITDA minus capital expenditures (net of related financing) , acquisition expenses (net of related financing), cash taxes, cash interest and scheduled debt maturities. These prepayments will be in addition to the scheduled periodic payments on the Term Loans described above, and will be applied to reduce all such scheduled payments pro rata.

OTHER REQUIRED
PREPAYMENTS:                  Similar to existing credit agreement; provided,
                              however, that the proceeds of the Permanent
                              Financing may be used to prepay the Bridge
                              Financing; provided further that 50% of the proceeds of any equity issuance shall be used to prepay the Term Loans.


APPLICATION OF
REQUIRED PREPAYMENTS:         All such amounts shall be applied first to the
                              prepayment of the Term Loans and thereafter to the prepayment of the Revolver and the reduction of commitments thereunder. All such mandatory prepayments of the Term Loans shall be applied ratably to the Term Loans and shall be applied on a pro rata basis to all remaining scheduled installments thereof. Notwithstanding the foregoing, in the case of any mandatory prepayment to be applied to Term Loan B or Term Loan C, the holders thereof shall have the opportunity to waive the right to receive the amount of such mandatory prepayment. In the event any such holders elect to waive such right, the amount that would otherwise have been applied as a mandatory prepayment of Term Loan B or Term Loan C, as the case may be, shall be applied to the prepayment of Term Loan A.

INCREASED COSTS OR
REDUCED RETURNS:              Similar to existing credit agreement.

CONDITIONS
PRECEDENT TO CLOSING
AND INITIAL BORROWING:        The obligations of Lenders to make the initial
                              loan will be subject to satisfaction of the following conditions precedent (with scope exceptions and qualifications to be agreed upon) and such others as are mutually agreeable to Agent and Borrower:

                              1) The definitive documentation evidencing the Senior Facilities shall be prepared by counsel to Agent and shall be customary for transactions of this type.

                              2)  Lenders shall have received (i) audited
                                  financial statements for Borrower and its subsidiaries for the fiscal year ended October 31, 1998 and for DMG and its subsidiaries for the fiscal year ended March 26, 1999; (ii) unaudited financial statements of Borrower and its subsidiaries for the fiscal quarter ended January 31 and April 30, 1999; (iii) a statement of sources and uses of funds regarding the Acquisition; (v) final projected financial statements (including balance sheets and statements of operations, stockholders' equity and cash flow) of Borrower and its subsidiaries for the seven-year period after the Closing Date; and (vi) a pro forma opening balance sheet for Borrower and its subsidiaries as of the Closing Date, all of the foregoing to be in form and substance satisfactory to Agent.

                              3) Proforma combined trailing four-quarter EBITDA as of April 30, 1999, after giving effect to the Acquisition, of not less than $143,000,000. Proforma combined trailing four-quarter EBITDA means the sum of (i) actual URS EBITDA for the 12-month period ending April 30, 1999 plus (ii) actual

                                  DMG EBITDA for the 6-month period ending March 26, 1999 multiplied by 2.

                              4) Since October 31, 1998, there shall have occurred no material adverse change in the business, operations, properties, assets, liabilities, financial condition or prospects of Borrower and its subsidiaries, taken as a whole. Since December 25, 1998, there shall have occurred no material adverse change in the business, operations, properties, assets, liabilities, financial condition or prospects of DMG and its subsidiaries, taken as a whole (except for those items included in the respective disclosure schedule to the Merger Agreement).

                              5) The corporate, capital and ownership structure of Borrower and the structure utilized to consummate the Acquisition (including the DMG Tender Offer and the Merger) shall be as set forth in the Merger Agreement, no provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of Agent and the Merger Agreement shall be in full force and effect.

                              6) On or prior to the Closing Date, Borrower shall have received not less than $100,000,000 in cash proceeds from the sale of preferred stock to RCBA and/or its affiliates (the "RCBA Equity") on the terms and conditions set forth in the RCBA Agreement.

                              7) On or prior to the Closing Date, Borrower shall have received not less than $200,000,000 of proceeds of the Bridge Financing in accordance with the MS & Co. Letter or the Permanent Financing, which Permanent Financing shall be in form and substance satisfactory to Agent.

                              8) Merger Sub shall have acquired not less than the Minimum Shares pursuant to the DMG Tender Offer, and all other aspects of the DMG Tender Offer shall have been consummated pursuant to the Merger Agreement, no provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of Agent.

                              9) The Shares purchased in the DMG Tender Offer shall have been purchased with the proceeds of first, the RCBA Equity, second, the Bridge Financing or the Permanent Financing, third, Term Loan C, fourth, Term Loan B, fifth, Term Loan A, and sixth, the Revolver.

                              10) Agent shall have received satisfactory
                                  evidence that the fees and expenses to be incurred in connection with the Acquisition and the related financings will not exceed $40,000,000.

                              11) All material governmental and third party
                                  approvals necessary or advisable in connection with the Acquisition, the financings contemplated thereby and the continuing operations of the business of Borrower and DMG and their respective subsidiaries shall have been obtained and be in full force and effect and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose material adverse conditions on the Acquisition or the financing thereof.

                              12) Agent, for the benefit of Lenders, shall have
                                  been granted a first priority perfected
                                  security interest in all assets to the extent described above under the heading "Security."

                              13) No violation of law, including Regulation U,
                                  shall occur as a result of the Closing.

                              14) Agent shall have received a certificate of the
                                  chief financial officer of Borrower, in form and substance satisfactory to Agent, supporting the conclusions that, after giving effect to the Acquisition, and the related transactions contemplated hereby, Borrower and its subsidiaries, taken as a whole, and DMG and its subsidiaries, taken as a whole, will not be insolvent or be rendered insolvent by the indebtedness incurred in connection therewith, or be left with unreasonably small capital with which to engage in its businesses, or have incurred debts beyond its ability to pay such debts as they mature.

                              15) DMG shall have repaid in full and terminated
                                  all commitments relating to its credit
                                  facility with CIBC/Oppenheimer and Borrower shall have repaid in full and terminated all commitments relating to its credit facility with Agent and Agent shall have received evidence that all liens on the assets of DMG and its subsidiaries related thereto have been terminated or released, in each case on terms satisfactory to Agent.

                              16) Receipt of customary certificates, charter
                                  documents, resolutions, insurance
                                  certificates, uniform commercial code searches and opinions of counsel.

                              17) All representations and warranties are true
                                  and correct in all material respects.

                              18) No event of default or potential default
                                  exists or will result from the loan.

                              19) Absence of any disruption or change in the
                                  financial, banking or capital markets or in the regulatory environment that in the good faith judgment of Agent could materially and adversely affect the syndication of the Senior Facilities.

CONDITIONS
PRECEDENT TO FUNDING
OF DELAYED-DRAW TERM LOAN:    The obligations of Lenders to make the Delayed-
                              Draw Term Loan will be subject to satisfaction of conditions precedent consistent with transactions of this type, including but not limited to

                              1) The initial loans shall have been made in accordance with the conditions precedent to the initial borrowing set forth above.

                              2)    The Merger shall have been consummated
                                    pursuant to the Merger Agreement, no
                                    provision of which shall have been amended, supplemented, waived or otherwise modified in any material respect without the prior written consent of Agent. Upon consummation of the Merger, all of the shares of DMG shall be owned Borrower.

                              3) After giving effect to the consummation of the Merger, the aggregate Acquisition Consideration shall not exceed $305,000,000.

REPRESENTATIONS AND
WARRANTIES:                   Similar to existing credit agreement.

COVENANTS:                    Similar to existing credit agreement.  The
                              principal financial covenants expected to be included in the Credit Agreement are indicated below. Financial terms and calculations will be in accordance with generally accepted accounting principles. All covenants will apply to Borrower and its subsidiaries. Covenants will be tested at the end of each fiscal quarter unless otherwise stated and be certified as to correctness by the chief financial officer.

                              Quick Ratio:  Ratio to be determined.
                              -----------

                              Leverage Ratio:  The ratio of Funded Debt to
                              --------------
                              EBITDA shall at no time exceed a level to be negotiated with step downs to be negotiated.

                              Fixed Charge Coverage Ratio:  The ratio of (i)
                              ---------------------------
                              EBITDA less capital expenditures and cash taxes to
                              (ii) interest plus principal shall at no time exceed a level to be negotiated.

                              Minimum EBITDA:  EBITDA shall at no time be less
                              --------------
                              than a level to be negotiated with step ups to be negotiated.

EVENTS OF DEFAULT:            Similar to existing credit agreement.

ASSIGNMENTS AND
PARTICIPATIONS:               A Lender may grant, to an Eligible Assignee,
                              assignments or participations in all or any portion of its loans or commitments under the Senior Facilities. Assignments will be in minimum amounts of $5,000,000.

FEES, EXPENSES AND
INDEMNIFICATION:              Whether or not the Credit Agreement is executed,
                              Borrower will (i) pay all reasonable fees and expenses of Agent (including fees and expenses of outside counsel and allocated costs of internal counsel) relating to preparation of the loan documents or to the Senior Facilities, and (ii) indemnify Agent, prospective Lenders and their respective directors, officers and employees against all claims asserted and losses, liabilities and expenses incurred in connection with the Senior Facilities except to the extent resulting from the bad faith, gross negligence or willful misconduct of the indemnitee.

REQUIRED LENDERS:             Two or more Lenders holding at least 51% of
                              outstanding loans and commitments under the Senior
                              Facilities.

GOVERNING LAW:                State of New York.

CONFIDENTIALITY:              Agent and each Lender agrees not to disclose any
                              non-public information obtained in connection with the transactions contemplated by this letter;
                              provided, however, that disclosure of such information may be made to affiliates of such

                              Lender or Agent in connection with the
                              transactions contemplated herein, to prospective Lenders and Eligible Assignee (provided that such Eligible Assignees shall have agreed by accepting and retaining such information to the terms of this confidentiality agreement) and to their respective accountants, attorneys and other advisors, or as required by any governmental agency having appropriate jurisdiction or pursuant to legal process; provided that, unless specifically prohibited by the applicable law or court order, Agent and each Lender shall notify Borrower of any request by any governmental agency or representative thereof (other than any such request in connection with any examination of the financial condition of such Agent or Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information; and provided, further that in no event shall Agent or any Lender be obligated or required to return any material furnished by Borrower, DMG, or any of their subsidiaries.

-------------------------------------------------------------------------------